UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 30, 2018, the board of directors (the “Board”) of SSLJ.com Limited (the “Company”) elected Sheve Li Tay as a new member of the Board, effective immediately. Ms. Sheve Li Tay, 46 years old, has over twenty-three years of experience in finance, accounting and corporate management. Ms. Tay serves on the board of directors of China 33 Media Group Ltd., a company listed on the GEM of Hong Kong Stock Exchange, and the board of directors of China Internet Nationwide Financial Services, Inc., a company listed on the Nasdaq Stock Exchange. Ms. Tay previously served as an independent director of Grand Concord International Holdings Ltd. Ms. Tay also served as the President of Finance and Capital Management at Centron Telecom International Holding Ltd., and as a senior manager at Ernst & Young (China). Ms. Tay is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Tay holds a bachelor’s degree from the University of Strathclyde and a master’s degree from the University of Western Sydney.

On October 31, 2018, the Board elected the following three individuals as new members to the Board, Mr. Zijian Wu, Ms. Yingxue Wang and Mr. Jun Huang, effective immediately. Mr. Zijian Wu, 23 years old, has served as the legal representative of Lianrong (Shanghai) Equity Investment Fund Co., Ltd. since April 2018. From June 2017 to April 2018, Mr Wu worked at the integrated management department of Huangting Town, Jiading District, Shanghai. From April 2013 to June 2017, Mr. Wu served as an intern research analyst at Shanghai Orient Securities Futures Co., Ltd. Mr. Wu obtained a bachelor’s degree from China National Overseas University in July 2017.

Ms. Yingxue Wang, 54 years old, has over thirty years of experience in finance, auditing and corporate management. Ms. Wang has been a certified public accountant in China since December 2009 and has served as a senior audit manager at Beijing Zhongmin Jiande accounting firm since then. Ms. Wang obtained a bachelor’s degree in industrial economic from Renmin University of China in 1992.

Mr. Jun Huang, 46 years old, is a professor at Southwest University College of Economics and Management and has been mainly involved in teaching and research activities since September 2013. He also serves as a supervisor of Chongqing Minjian Economic Committee, a standing committee of Minjian Committee, with primary responsibilities of coordinating and managing the operations of Chongqing Mingjian Economic Committee.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang Chairman of the Board

Date: October 31, 2018